Correspondence

Directed to: Derrick Swanson
Dated:       December 7, 2005
From:        Cal Bay International, Inc.

RE: PRER14C

Please note that a PRER14C was filed on December 7, 2005. The following changes were made:

a. The entire section was added so as to help shareholders clarify the reclassification

b. Clarification was made in reference to one (1) new share for each (25) old shares:

Summary of Amendment of the Certificate of Incorporation:

A. Reclassification of shares:

   Shareholders with shares prior to the effective date shall automatically and without any action on the part of the record holder thereof be reclassified as and changed into one (1) new share for each (25) old shares.

   For example: If you owned one thousand (1,000) shares prior to the effective date; those 1000 shares would automatically and without any action on the part of the record holder be changed into forty (40) new shares.

B. Companys reason for Reclassification:

   The Company currently has no plan for any type of offering of its common shares. The reclassification of share structure was done in order that the Company has a better chance for its stock to be listed on an Exchange such as NASDAQ or the AMEX.

C. Issued and Outstanding Common shares prior to the reclassification was:
   51,946,173 shares.

   Issued and Outstanding Common shares after the reclassification was:
   2,077,847 shares.

D. The authorized number of common shares was 500,000,000 prior to the reclassification and was not changed subsequent with the reclassification.


Discussion as to how the reclassification will effect shareholders:

The fact is that each shareholder will now hold one new share for each 25 old shares owned prior to the effective date. The value of the shares held should remain the same. The stock was approximately $.02 prior to the effective date and should be approximately $.50 subsequent to the effective date.
The Company has no certainty whatsover that the new price would be $.50 per share or that the price would remain stable.

The positive effect for the shareholders is that the Company is in a growth mode having increased its asset base by nearly $11 Million in less than a year. The Company felt that with a higher stock price through the reclassification it might attract the attention of larger brokerage firms which might then aid in supporting the Companys growth. And ultimately with growth and with a higher stock price the Company might have a chance at being listed on the NASDAQ or AMEX Exchange. The end result would be beneficial to shareholders.

The negative effect of the reclassification is that shareholders of record prior to the effective date will own less shares of stock and if the value of those shares should drop shareholders value would decrease.

I hope this helps to answer your comments. Please call if further clarification is needed.


Sincerely,



\S\ Roger Pawson
-----------------------
Roger Pawson, CEO
Cal Bay International, Inc.